Filings under Rule 425

under the Securities Act of 1933

and deemed filed under Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filing by: Histogen Inc.

Subject Company: Histogen Inc.

SEC File No.: 001-36003

CONTACT: Susan A. Knudson Executive Vice President, COO & CFO Histogen Inc. ir@histogen.com

Histogen Announces Adjournment of Special Meeting of Stockholders

Meeting Adjourned to December 14, 2023 at 8:00 a.m. PT

SAN DIEGO, December 5, 2023 – Histogen Inc. (OTC: HSTO), today announced that its special meeting of stockholders (the “Special Meeting”) has been adjourned to Thursday, December 14, 2023 at 8:00 a.m. Pacific Time with respect to both proposals described in its definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 18, 2023 (the “Proxy Statement”).

The reconvened Special Meeting on December 14, 2023 will continue to be held via live webcast at www.virtualshareholdermeeting.com/HSTO2023SM. In addition, the record date for determining stockholders entitled to vote at the Special Meeting will remain the close of business on October 16, 2023. During the current adjournment, Histogen will continue to solicit votes from its stockholders with respect to both proposals set forth in the Proxy Statement.

Proxies previously submitted with respect to the Special Meeting will be voted on both proposals at the reconvened Special Meeting as indicated therein, unless properly revoked, and stockholders who have previously submitted a proxy need not take any action.

The Histogen Board of Directors unanimously recommends that you vote (i) “FOR” the Dissolution Proposal; and (ii) “FOR” the Adjournment Proposal. Even if you plan on attending the reconvened virtual meeting, we urge you to vote your shares now, so they can be tabulated prior to the reconvened meeting.

Stockholders who have any questions or need assistance executing their vote, please contact Kingsdale Advisors, Histogen’s proxy solicitor.

Website: www.histogenvote.com E-mail: contactus@kingsdaleadvisors.com U.S. call: 1-888-212-9553 Outside North America, Banks and Brokers Call Collect: 1-646-741-7961

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed Dissolution Proposal and the Plan of Dissolution, Histogen filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) on October 18, 2023. BEFORE MAKING ANY VOTING DECISION, HISTOGEN’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE DISSOLUTION PROPOSAL, THE PLAN OF DISSOLUTION AND RELATED MATTERS, AND/OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT WHEN THEY BECOME AVAILABLE

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HISTOGEN AND THE PLAN OF DISSOLUTION. Stockholders may obtain a free copy of the proxy statement and the other relevant materials, and any other documents filed by Histogen with the SEC, at the SEC’s web site at http://www.sec.gov or on the “Investors” section of Histogen’s website at www.histogen.com.

Participants in the Solicitation

Histogen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Histogen’s stockholders in connection with the Dissolution Proposal, the Plan of Dissolution and related matters, and any other matters to be voted on at the Special Meeting. Information about the persons who may be considered to be participants in the solicitation of Histogen’s stockholders in connection with the Plan of Dissolution, and any interest they have in the Plan of Dissolution, was included in the definitive proxy statement filed with the SEC on October 18, 2023. The definitive proxy statement may be obtained free of charge at the SEC’s website at www.sec.gov or on the “Investors” section of Histogen’s website at www.histogen.com.

Forward-Looking Statements

Statements contained in this press release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “intends,” “expects,” “estimates,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Histogen’s current expectations. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, among other things, the risks and uncertainties related to completion of the Plan of Dissolution on the anticipated terms or at all, unexpected personnel-related termination or other costs, and market conditions. More information about the risks and uncertainties faced by Histogen is contained in the section titled “Risk Factors” in Histogen’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023. The forward-looking statements are based on information available to Histogen as of the date hereof. Histogen disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.